FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1

Corporate Services Sean Finn	Services corporatifs
Executive Vice-President Corporate Services and Chief Legal Officer 935 de La Gauchetiere Street West Montreal, Quebec H3B 2M9 Canada Telephone: (514) 399-7091 Facsimile: (514) 399-4854	Vice-président exécutif Services corporatifs
et chef de la direction des Affaires juridiques

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Canada
Téléphone : 514-399-7091
Télécopieur : 514-399-4854

VIA SEDAR

April 21, 2015

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Superintendent of Securities Office, Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Superintendent of Securities Office, Prince Edward Island
Saskatchewan Financial Services Commission
Yukon Securities Office
Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 21, 2015, at 8:30 a.m., (Central Daylight Time) in the Venetian Room of The Peabody Memphis, 149 Union Avenue, Memphis, Tennessee, U.S. (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

April 21, 2015

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 11 nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Donald J. Carty	554,786,729	99.19	4,541,624	0.81
Amb. Gordon D. Giffin	534,897,952	95.63	24,431,446	4.37
Edith E. Holiday	551,439,538	98.59	7,889,860	1.41
V. Maureen Kempston Darkes	539,801,514	96.51	19,527,884	3.49
The Hon. Denis Losier	538,973,989	96.36	20,355,409	3.64
The Hon. Kevin G. Lynch	557,612,176	99.69	1,717,222	0.31
Claude Mongeau	550,489,951	98.42	8,839,447	1.58
James E. O’Connor	557,937,505	99.75	1,391,892	0.25
Robert Pace	540,916,623	96.71	18,412,775	3.29
Robert L. Phillips	553,031,135	98.87	6,298,262	1.13
Laura Stein	557,871,934	99.74	1,457,463	0.26

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 97.70% of the common shares represented as follows:

Votes For —  570,584,927 (97.70%)

Votes Withheld — 13,449,406 (2.30%)

April 21, 2015

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 97.31% of the common shares represented at the Meeting as follows:

Votes For — 544,254,964 (97.31%)

Votes Against — 15,072,702 (2.69%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 21, 2015	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel